Exhibit 4

DENISON MINES CORP.

Financial Statements

for the nine months ended

September 30, 2012

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited—Expressed in thousands of U.S. dollars except for share amounts)

	At September 30 2012	At December 31 2011
ASSETS
Current
Cash and cash equivalents (note 5)	$40,657	$53,515
Trade and other receivables (note 6)	2,750	12,652
Inventories (note 7)	1,699	36,106
Prepaid expenses and other	459	2,534

	45,565	104,807
Non-Current
Inventories – ore in stockpiles (note 7)	2,119	2,156
Investments (note 8)	564	522
Restricted cash and investments (note 9)	2,542	26,793
Property, plant and equipment (note 10)	249,970	367,370
Intangibles (note 11)	2,258	2,838

Total assets	$303,018	$504,486

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,311	$9,272
Current portion of long-term liabilities:
Deferred revenue	—	893
Post-employment benefits (note 12)	407	393
Reclamation obligations (note 13)	644	622
Debt obligations (note 14)	140	111

	6,502	11,291
Non-Current
Post-employment benefits (note 12)	3,550	3,498
Reclamation obligations (note 13)	14,336	20,954
Debt obligations (note 14)	130	110
Other liabilities (note 15)	1,017	1,082
Deferred income tax liability	10,945	12,747

Total liabilities	36,480	49,682

EQUITY
Share capital (note 16)	974,312	974,312
Contributed surplus (note 17)	50,191	49,171
Deficit	(772,593)	(579,696)
Accumulated other comprehensive income (note 18)	14,628	11,017

Total equity	266,538	454,804

Total liabilities and equity	$303,018	$504,486

Issued and outstanding common shares (note 16)	384,660,915	384,660,915

Commitments and contingencies (note 22)

Subsequent events (note 23)

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited—Expressed in thousands of U.S. dollars except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30 2012	September 30 2011	September 30 2012	September 30 2011
REVENUES (note 20)	$2,496	$5,513	$8,531	$21,364

EXPENSES
Operating expenses (note 19)	(3,104)	(5,268)	(9,984)	(19,898)
Mineral property exploration	(3,269)	(6,395)	(10,685)	(11,986)
General and administrative (note 17)	(1,914)	(2,283)	(6,744)	(7,647)
Other income (expense) (note 19)	(4,508)	15,691	(4,133)	8,181

	(12,795)	1,745	(31,546)	(31,350)

Income (loss) before finance charges	(10,299)	7,258	(23,015)	(9,986)
Finance income (expense) (note 19)	(145)	(84)	(357)	(6)

Income (loss) before taxes	(10,444)	7,174	(23,372)	(9,992)
Income tax recovery (expense)
Current	—	—	319	(31)
Deferred	797	679	2,199	1,510

Net income (loss) from continuing operations	(9,647)	7,853	(20,854)	(8,513)
Net income (loss) from discontinued operations, net of tax (note 4)	188	7,631	(92,648)	3,181

Net income (loss) for the period	$(9,459)	$15,484	$(113,502)	$(5,332)

Comprehensive income (loss) from continuing operations:
Unrealized gain (loss) on investments-net of tax	(43)	(276)	59	(1,203)
Foreign currency translation change	10,898	(31,835)	8,849	(18,059)
Comprehensive income (loss) from discontinued operations:
Unrealized gain (loss) on investments-net of tax	—	(37)	(46)	(149)
Foreign currency translation change	—	308	(5,251)	308

Comprehensive income (loss) for the period	$1,396	$(16,356)	$(109,891)	$(24,435)

Net income (loss) per share from continuing operations:
Basic and diluted	$(0.03)	$0.02	$(0.05)	$(0.02)

Net income (loss) per share from discontinued operations:
Basic and diluted	$0.00	$0.02	$(0.25)	$0.01

Net income (loss) per share:
Basic and diluted	$(0.03)	$0.04	$(0.30)	$(0.01)

Weighted-average number of shares outstanding (in thousands):
Basic	384,661	384,661	384,661	377,015
Diluted	384,664	384,670	384,700	377,584

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited—Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30 2012	September 30 2011
Share capital
Balance–beginning of period	974,312	911,681
Share issues-net of issue costs	—	62,116
Employee share option exercises-cash	—	328
Employee share option exercises–non-cash	—	189

Balance–end of period	974,312	974,314

Share purchase warrants
Balance–beginning of period	—	5,830
Warrant expiries	—	(5,830)

Balance–end of period	—	—

Contributed surplus
Balance–beginning of period	49,171	41,658
Stock-based compensation expense	1,020	2,639
Employee share option exercises-non-cash	—	(189)
Warrant expiries	—	5,830
Warrant expiries–tax effect	—	(1,461)

Balance–end of period	50,191	48,477

Deficit
Balance–beginning of period	(579,696)	(508,827)
Non-cash distribution of assets (note 4)	(79,395)	—
Net loss	(113,502)	(5,332)

Balance-end of period	(772,593)	(514,159)

Accumulated other comprehensive income
Balance–beginning of period	11,017	19,067
Unrealized gain (loss) on investments	13	(1,352)
Foreign currency translation unrealized	8,849	(17,751)
Foreign currency translation realized	(5,251)	—

Balance–end of period	14,628	(36)

Total Equity
Balance–beginning of period	$454,804	$469,409

Balance–end of period	$266,538	$508,596

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited—Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30 2012	September 30 2011
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(113,502)	$(5,332)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	17,857	19,572
Impairment-mineral properties (note 4)	54,471	—
Impairment-plant and equipment (note 4)	43,473	—
Impairment-investments	—	896
Stock-based compensation	1,020	2,639
Losses (gains) on asset disposals	(59)	(81)
Losses (gains) on restricted investments	68	(421)
Non-cash inventory adjustments	(34)	679
Deferred income tax expense (recovery)	(2,199)	(13,860)
Foreign exchange	(1,856)	(8,967)
Change in non-cash working capital items (note 19):	(109)	(19,233)

Net cash provided by (used in) operating activities (1)	(870)	(24,108)

INVESTING ACTIVITIES
Business acquisition, net of cash acquired	—	(59,704)
Business divestiture, cash divested (note 4)	(552)	—
Decrease (increase) in notes receivable	19	792
Expenditures on property, plant and equipment	(12,236)	(18,999)
Proceeds on sale of property, plant and equipment	98	356
Decrease (increase) in restricted cash and investments	(631)	(3,433)

Net cash provided by (used in) investing activities (1)	(13,302)	(80,988)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	42	(153)
Issuance of common shares for:
New share issues	—	62,116
Exercise of stock options	—	328

Net cash provided by (used in) financing activities (1)	42	62,291

Increase (decrease) in cash and cash equivalents	(14,130)	(42,805)
Foreign exchange effect on cash and cash equivalents	1,272	(1,985)
Cash and cash equivalents, beginning of period	53,515	97,554

Cash and cash equivalents, end of period	$40,657	$52,764

(1)	See note 4 for that portion of cash flows attributable to discontinued operations.

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Notes to the Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2012 and 2011

(Unaudited—Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company also has interests in a number of development and exploration projects located in Canada, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements.

Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8 ”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011.

The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on November 8, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements for the year ended December 31, 2011.

Comparative Numbers

On June 29, 2012, the Company completed its transaction with Energy Fuels Inc. (“EFR”) to sell all of its mining assets and operations located in the United States and, in conjunction with the sale, reorganize the Company’s capital (see note 4). In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the Company has restated the presentation of its statement of comprehensive income to include only the Company’s continuing operations in the line item detail of the statement and to disclose the results of its U.S. Mining Division, net of tax, as a single line item amount.

4.	DIVESTITURES AND DISCONTINUED OPERATIONS

U.S. Mining Division Transaction and Denison Capital Reorganization

On June 29, 2012, the Company completed its transaction with EFR to sell all of its mining assets and operations located in the United States (the “U.S. Mining Division”) in exchange for 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the transaction, Denison completed a Plan of Arrangement (the “Denison Arrangement”) to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital

In accordance with the requirements of International Financial Reporting Interpretation Committee 17, Distribution of Non-Cash Assets to Owners (“IFRIC 17”), the Company was required to fair value the assets being distributed to shareholders, which in this case, was the U.S. Mining Division via the EFR Share Consideration being distributed.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount was determined to be $79,395,000 based on 425,440,872 common shares of EFR to be received and distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822.

In performing the impairment test, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than the carrying value. As a result, the Company has recognized an impairment loss of $97,944,000 in the six month period ended June 30, 2012 which has been allocated on a pro rata basis between plant and equipment and mineral property assets in the U.S. Mining Division’s results.

The details of the net assets of the U.S. Mining Division sold to EFR on June 29, 2012 are as follows:

(in thousands, except share amounts)
EFR Share Consideration at fair value:
Number of EFR shares received		425,440,872
June 29, 2012 EFR share price on TSX		CAD$0.19
June 29, 2012 CAD$ to USD$ FX rate		0.9822

EFR Share Consideration at fair value		$79,395

Net assets disposed of at carrying value:
Cash		$552
Trade and other receivables		926
Inventories
Ore-in-stockpiles		25,200
Mineral concentrates and work-in-progress		8,807
Mine and mill supplies		3,758
Prepaid expenses and other		471
Restricted cash and investments		24,894
Property, plant and equipment
Plant and equipment, net of impairment		14,611
Mineral properties, net of impairment		16,466

Total assets		95,685

Accounts payable and accrued liabilities		7,704
Deferred revenue		1,150
Reclamation obligations		7,336
Other liabilities		100

Total liabilities		16,290

Net assets disposed of at carrying value		$79,395

Gain (loss) on disposal of U.S. Mining Division	$	Nil

The fair value of the EFR share consideration has been accounted for as a non-cash distribution of assets to shareholders and has been recorded as a component of Deficit in the statement of financial position.

As a result of the transaction, the Company has presented the results of the U.S. Mining Division as discontinued operations and, in accordance with IFRS 5, has revised its statement of comprehensive income (loss) to reflect this change in presentation. The condensed consolidated statements of financial position and the condensed consolidated statement of cash flows have not been revised. A summary of the impact of the discontinued operations on the condensed consolidated statement of cash flows is presented below.

The statement of income (loss) for discontinued operations for the three and nine months ended September 30, 2012 and September 30, 2011 is as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenues
Mineral concentrates	—	11,190	37,419	38,761
Services and other	—	330	275	669

	$—	$11,520	$37,694	$39,430

Expenses
Operating expenses	—	(14,079)	(31,300)	(42,844)
Mineral property exploration	—	(522)	(470)	(572)
General and administrative	188	(1,832)	(5,905)	(6,062)
Impairment-mineral properties	—	—	(54,471)	—
Impairment-plant and equipment	—	—	(43,473)	—
Other income (expense)	—	137	5,165	861

	188	(16,296)	(130,454)	(48,617)

Income (loss) before finance charges	188	(4,776)	(92,760)	(9,187)
Finance income (expense)	—	57	114	18

Income (loss) before taxes	188	(4,719)	(92,646)	(9,169)
Income tax recovery (expense)
Current	—	—	(2)	—
Deferred	—	12,350	—	12,350

Net income (loss) for the period	$188	$7,631	$(92,648)	$3,181

The total estimated transaction costs incurred by Denison relating to the transaction (and included in general and administrative expense above) for the nine months ended September 30, 2012 amounted to $2,656,000.

Cash flows for discontinued operations for the three and nine months ended September 30, 2012 and September 30, 2011 is as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Cash inflow (outflow):
Operating activities	(292)	(1,349)	10,528	(6,495)
Investing activities	—	(66,827)	(9,489)	(78,300)
Financing activities	—	—	—	—

Net cash inflow (outflow) for the period	$(292)	$(68,176)	$1,039	$(84,795)

5.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Cash	$5,040	$24,999
Cash equivalents	35,617	28,516

	$40,657	$53,515

6.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Trade receivables – mineral concentrate sales	$—	$7,762
Trade receivables – other	2,142	3,746
Receivables in joint ownership arrangements	272	346
Sales tax receivables	213	279
Sundry receivables	123	446
Notes and lease receivables	—	73

	$2,750	$12,652

7.	INVENTORIES

The inventories balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Uranium concentrates and work-in-progress	$4	$14,676
Vanadium concentrates and work-in-progress	—	18
Inventory of ore in stockpiles	2,230	17,515
Mine and mill supplies	1,584	6,053

	$3,818	$38,262

Inventories—by duration:
Current	$1,699	$36,106
Long-term – ore in stockpiles	2,119	2,156

	$3,818	$38,262

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

8.	INVESTMENTS

The investments balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Investments:
Available for sale securities at fair value	$564	$522

	$564	$522

At September 30, 2012, investments consist of equity instruments in publicly-traded companies.

9.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Cash	$141	$1
Cash equivalents	33	2,512
Investments	2,368	24,280

	$2,542	$26,793

Restricted cash and investments – by item:
U.S. mill and mine reclamation	$—	$24,651
Elliot Lake reclamation trust fund	2,542	2,142

	$2,542	$26,793

U.S. Mill and Mine Reclamation

The Company had cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with its formerly owned White Mesa mill and U.S. mining properties. During the six months ended June 30, 2012, the Company deposited $nil into its collateral account. The Company has divested these assets as part of its U.S. Mining Division transaction with EFR (see note 4).

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. During the nine months ended September 30, 2012, the Company deposited an additional $731,000 (CAD$732,000) into the Elliot Lake Reclamation Trust Fund and withdrew $428,000 (CAD$429,000).

10.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Plant and equipment:
Cost	$92,136	$191,067
Construction-in-progress	7,909	7,183
Accumulated depreciation	(12,071)	(53,804)

Net book value	$87,974	$144,446

Mineral properties:
Cost	$162,229	$230,403
Accumulated amortization	(233)	(7,479)

Net book value	$161,996	$222,924

Net book value	$249,970	$367,370

The property, plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value
Plant and equipment:
Balance – December 31, 2011	$198,250	$(53,804)	$144,446
Additions	3,899	—	3,899
Amortization	—	(46)	(46)
Depreciation	—	(5,083)	(5,083)
Disposals	(491)	452	(39)
Impairment (note 4)	(43,473)	—	(43,473)
Divestiture (note 4)	(61,368)	46,757	(14,611)
Foreign exchange	3,228	(347)	2,881

Balance – September 30, 2012	$100,045	$(12,071)	$87,974

Mineral properties:
Balance – December 31, 2011	$230,403	$(7,479)	$222,924
Additions	9,702	—	9,702
Amortization	—	(1,710)	(1,710)
Impairment (note 4)	(54,471)	—	(54,471)
Divestiture (note 4)	(25,430)	8,964	(16,466)
Foreign exchange	2,025	(8)	2,017

Balance – September 30, 2012	$162,229	$(233)	$161,996

Plant and Equipment-Mining

The Company had a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. The Company has divested these assets as part of its U.S. Mining Division transaction with EFR (see note 4).

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so into 2013. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of total future mill feed, including any toll milling arrangements.

Plant and Equipment—Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

The most significant of the Company’s mineral property interests are as follows:

Canada

The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage.

Other significant mineral property interests that the Company has in Canada, also located in the Athabasca Basin, but which are not yet in the development stage include:

a)	Wheeler River – the Company has a 60% interest in the project;

b)	Moore Lake – the Company has a 75% interest in the project subject to a 2.5% net smelter return royalty;

c)	Wolly – the Company has a 22.5% interest in the project; and

d)	Park Creek – the Company has entered into an option agreement to earn up to a 75% interest in the project. Under the option, the Company is required to incur exploration expenditures of CAD$2,800,000 on or before December 31, 2008 to earn an initial 49% interest and a further CAD$3,350,000 on or before December 31, 2017 to earn an additional 26% interest. As at September 30, 2012, the Company has incurred a total of CAD$4,219,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.

United States

The Company had 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah. The Company has divested these assets as part of its U.S. Mining Division transaction with EFR (see note 4).

Mongolia

The Company currently has an 85% interest (70% interest at December 31, 2011) in and is the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other party to the GSJV is the Mongolian government with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partner in the GSJV has a carried interest at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. In March 2012, the Company acquired the interest of Geologorazvedka, a Russian entity which held 15%, for cash consideration of $742,000, including transaction fees, and the release of the Russian entity’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan and the payment of $742,000 has been expensed and included in other income (expense) in the statements of operations (see note 19).

The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. Discussions with Mon-Atom are progressing and the anticipated timing of the completion of the restructuring is uncertain at this time.

Zambia

The Company has a 100% interest in the Mutanga project located in Zambia.

11.	INTANGIBLES

The intangibles balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Cost	$7,527	$7,276
Accumulated amortization	(5,269)	(4,438)

Net book value	$2,258	$2,838

Net book value-by item:
UPC management services agreement	2,258	2,838

Net book value	$2,258	$2,838

The intangibles continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value
Balance – December 31, 2011	$7,276	$(4,438)	$2,838
Amortization	—	(665)	(665)
Foreign exchange	251	(166)	85

Balance – September 30, 2012	$7,527	$(5,269)	$2,258

UPC Management Services Agreement

The UPC management services agreement is associated with the acquisition of DMI in 2006. The contract is being amortized over its estimated useful life.

12.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;

•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and

•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Accrued benefit obligation	$3,761	$3,685
Unamortized experience gain	196	206

	$3,957	$3,891

Post-employment benefits liability-by duration:
Current	$407	$393
Non-current	3,550	3,498

	$3,957	$3,891

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance—December 31, 2011	$3,891
Benefits paid	(149)
Interest cost	99
Amortization of experience gain	(17)
Foreign exchange	133

Balance – September 30, 2012	$3,957

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 9.5 years as per the December 31, 2011 actuarial valuation.

13.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Reclamation liability—by location:
U.S Mill and Mines	$—	$7,140
Elliot Lake	12,143	11,800
McClean and Midwest Joint Ventures	2,837	2,636

	$14,980	$21,576

Reclamation and remediation liability—by duration:
Current	644	622
Non-current	14,336	20,954

	$14,980	$21,576

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance—December 31, 2011	$21,576
Accretion	790
Expenditures incurred	(547)
Divestiture (note 4)	(7,336)
Foreign exchange	497

Balance – September 30, 2012	$14,980

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $23,082,000. Reclamation costs are expected to be incurred between 2012 and 2040. The Company has divested these liabilities as part of its U.S. Mining Division transaction with EFR (see note 4).

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 5.41%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $26,990,000 (CAD$27,448,000).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 9).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.41%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $9,105,000 (CAD$9,260,000). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at September 30, 2012, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

14.	DEBT OBLIGATIONS

The debt obligations balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Notes payable and other financing	$270	$221

	$270	$221

Debt obligations, by duration:
Current	140	111
Non-current	130	110

	$270	$221

Revolving Line of Credit

In June 2012, the Company entered into a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $15,000,000. The maturity date of the facility is June 28, 2013.

The facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012; and (ii) 50% of positive net income in each fiscal quarter from and including March 31, 2012.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

At September 30, 2012, the Company has no outstanding borrowings under the facility (December 31, 2011—$nil). At September 30, 2012, approximately $9,864,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2011—$9,536,000). During the nine months ended September 30, 2012, the Company did not incur any interest under the facility.

15.	OTHER LIABILITIES

The other liabilities balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Unamortized fair value of toll milling contracts	$1,017	$982
Other	—	100

	$1,017	$1,082

Other long-term liabilities - by duration:
Non-current	1,017	1,082

	$1,017	$1,082

16.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares
Balance at December 31, 2011 and September 30, 2012	384,660,915	$974,312

17.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2012, an aggregate of 12,928,450 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding—beginning of period	7,464,414	$2.70
Granted	2,067,000	1.51
Forfeitures	(2,608,649)	2.31

Stock options outstanding—end of period	6,922,765	$2.49

Stock options exercisable—end of period	4,847,265	$2.73

A summary of the Company’s stock options outstanding at September 30, 2012 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding
$ 1.32 to $ 2.49	2.48	4,997,626	$1.85
$ 2.50 to $ 4.99	3.35	1,160,800	3.19
$ 5.00 to $ 7.49	3.01	684,339	5.34
$ 7.50 to $ 7.95	0.62	80,000	7.95

Stock options outstanding— end of period	2.66	6,922,765	$2.49

Options outstanding at September 30, 2012 expire between February 2013 and August 2017.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

Nine Months Ended September 30, 2012
Risk-free interest rate	1.29% - 1.39%
Expected stock price volatility	84.5% - 92.8%
Expected life	3.7 years
Estimated forfeiture rate (1)	5.0%
Expected dividend yield	–
Fair value per share under options granted	CAD$0.80 - CAD$0.97

(1)	The estimated forfeiture rate excludes 2,404,250 stock options that were forfeited in the third quarter of 2012 due to the U.S Mining Division Transaction with EFR (see note 4).

Included in the statement of income (loss) is stock-based compensation of $(130,000) and $1,020,000 for the three months and nine months ended September 30, 2012 and $991,000 and $2,639,000 for the three months and nine months ended September 30, 2011.

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2012, the Company had an additional $947,000 in stock-based compensation expense to be recognized periodically to September 2014.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

(in thousands)	At September 30 2012	At December 31 2011
Cumulative foreign currency translation	$14,934	$11,336
Unrealized gains (losses) on investments
Gross	(306)	(319)
Tax effect	—	—

	$14,628	$11,017

19.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Cost of goods and services sold:
COGS – mineral concentrates	$—	$—	$—	$(6,659)
Operating Overheads:
Mining, other development expense	(1,504)	(991)	(3,871)	(2,482)
Milling, conversion expense	(17)	(25)	(52)	(6,109)
Less absorption:
- Stockpiles, mineral properties	634	797	1,688	1,960
- Concentrates	—	—	—	6,028
Cost of services	(2,215)	(5,051)	(7,742)	(12,341)
Inventory–non-cash adjustments	—	(1)	—	(70)

Cost of goods and services sold	(3,102)	(5,271)	(9,977)	(19,673)
Reclamation obligations
Asset amortization	(8)	(3)	(24)	(9)
Post-employment benefits
Experience gain amortization	6	6	17	17
Selling expenses	—	—	—	(121)
Sales royalties and capital taxes	—	—	—	(112)

Operating expenses	$(3,104)	$(5,268)	$(9,984)	$(19,898)

The components of other income (expense) from continuing operations are as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Gains (losses) on:
Foreign exchange	$(4,514)	$15,720	$(3,394)	$9,305
Disposal of property, plant and equipment	3	65	61	121
Investment other than temporary losses	—	—	—	(896)
Restructuring of GSJV (note 10)	—	—	(742)	—
Other	3	(94)	(58)	(349)

Other income (expense)	$(4,508)	$15,691	$(4,133)	$8,181

The components of finance income (expense) from continuing operations are as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Interest income	$89	$172	$339	$754
Interest expense	(2)	—	(3)	9
Accretion expense-reclamation obligations	(199)	(184)	(594)	(553)
Accretion expense-post-employment benefits	(33)	(72)	(99)	(216)

Finance income (expense)	$(145)	$(84)	$(357)	$(6)

A summary of depreciation expense recognized in the statement of income (loss) for continuing operations is as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Operating expenses:
Mining, other development expense	$(80)	$(83)	$(238)	$(240)
Milling, conversion expense	(10)	(19)	(29)	(78)
Cost of services	(72)	(122)	(244)	(317)
Mineral property exploration	(20)	(26)	(63)	(96)
General and administrative	(22)	(28)	(64)	(105)

Depreciation expense—gross	$(204)	$(278)	$(638)	$(836)

A summary of employee benefits expense recognized in the statement of income (loss) for continuing operations is as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Salaries and short-term employee benefits	$(2,481)	$(3,099)	$(7,662)	$(8,302)
Share-based compensation	(350)	(627)	(1,111)	(1,699)

Employee benefits expense	$(2,831)	$(3,726)	$(8,773)	$(10,001)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Nine Months Ended
(in thousands)	September 30 2012	September 30 2011
Change in non-cash working capital items:
Trade and other receivables	$9,067	$12,120
Inventories	(13,943)	(26,175)
Prepaid expenses and other assets	1,553	569
Accounts payable and accrued liabilities	3,653	(5,002)
Post-employment benefits	(149)	(238)
Reclamation obligations	(547)	(595)
Deferred revenue	257	88

Change in non-cash working capital items	$(109)	$(19,233)

20.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2012, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations (1):
Revenues	—	—	—	8,531	8,531

Expenses:
Operating expenses	(2,207)	—	(36)	(7,741)	(9,984)
Mineral property exploration	(5,024)	(3,131)	(2,530)	—	(10,685)
General and administrative	—	(465)	(819)	(5,460)	(6,744)

	(7,231)	(3,596)	(3,385)	(13,201)	(27,413)

Segment income (loss)	(7,231)	(3,596)	(3,385)	(4,670)	(18,882)

Revenues – supplemental:
Environmental services	—	—	—	7,245	7,245
Management fees and commissions	—	—	—	1,286	1,286

	—	—	—	8,531	8,531

Capital additions (1):
Property, plant and equipment	1,027	219	1,659	246	3,151

Long-lived assets:
Plant and equipment
Cost	93,813	591	1,229	4,412	100,045
Accumulated depreciation	(9,135)	(396)	(682)	(1,858)	(12,071)
Mineral properties	74,852	8,184	78,960	—	161,996
Intangibles	—	—	—	2,258	2,258

	159,530	8,379	79,507	4,812	252,228

(1)	In June 2012, the Company sold the U.S. Mining Division (see note 4). The segmented statement of operations has been restated to reflect this disposition. The capital additions amount reported above excludes $10,450,000 of capital additions attributable to the former U.S. mining segment.

For the three months ended September 30, 2012, business segment results were as follows:

(in thousands)		Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations (1):
Revenues		—	—	—	2,496	2,496

Expenses:
Operating expenses		(912)	—	22	(2,214)	(3,104)
Mineral property exploration		(1,206)	(309)	(1,754)	—	(3,269)
General and administrative		—	(84)	(305)	(1,525)	(1,914)

		(2,118)	(393)	(2,037)	(3,739)	(8,287)

Segment income (loss)		(2,118)	(393)	(2,037)	(1,243)	(5,791)

Revenues – supplemental:
Environmental services	—	—	—	—	2,080	2,080
Management fees and commissions	—	—	—	—	416	416

	—	—	—	—	2,496	2,496

(1)	In June 2012, the Company sold the U.S. Mining Division (see note 4). The segmented statement of operations has been restated to reflect this disposition.

For the nine months ended September 30, 2011, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations (1):
Revenues	7,693	—	—	13,671	21,364

Expenses:
Operating expenses	(7,532)	—	—	(12,366)	(19,898)
Mineral property exploration	(6,264)	(3,771)	(1,951)	—	(11,986)
General and administrative	—	(649)	(776)	(6,222)	(7,647)

	(13,796)	(4,420)	(2,727)	(18,588)	(39,531)

Segment income (loss)	(6,103)	(4,420)	(2,727)	(4,917)	(18,167)

Revenues – supplemental:
Uranium concentrates	7,693	—	—	—	7,693
Environmental services	—	—	—	12,195	12,195
Management fees and commissions	—	—	—	1,476	1,476

	7,693	—	—	13,671	21,364

Capital additions (1):
Property, plant and equipment	563	573	1,115	1,090	3,341

(1)	In June 2012, the Company sold the U.S. Mining Division (see note 4). The segmented statement of operations has been restated to reflect this disposition. The capital additions amount reported above excludes $18,230,000 of capital additions attributable to the former U.S. mining segment.

For the three months ended September 30, 2011, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations (1):
Revenues	—	—	—	5,513	5,513

Expenses:
Operating expenses	(218)	—	—	(5,050)	(5,268)
Mineral property exploration	(2,541)	(2,802)	(1,052)	—	(6,395)
General and administrative	—	(197)	(300)	(1,786)	(2,283)

	(2,759)	(2,999)	(1,352)	(6,836)	(13,946)

Segment income (loss)	(2,759)	(2,999)	(1,352)	(1,323)	(8,433)

Revenues – supplemental:
Environmental services	—	—	—	5,064	5,064
Management fees and commissions	—	—	—	449	449

	—	—	—	5,513	5,513

(1)	In June 2012, the Company sold the U.S. Mining Division (see note 4). The segmented statement of operations has been restated to reflect this disposition.

Revenue Concentration

The Company’s business is such that, at any given time, it sells its uranium concentrates and other services with a relatively small number of customers. During the nine months ended September 30, 2012, three customers from the services and other segment accounted for approximately 89% of total revenues consisting of 44%, 30% and 15% individually. During the nine months ended September 30, 2011, one customer from the mining segment and two customers from the services and other segment accounted for approximately 90% of total revenues consisting of 36%, 37% and 17% individually.

21.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income and sold uranium concentrates to UPC.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenue:
Management fees	$416	$449	$1,286	$1,476

	$416	$449	$1,286	$1,476

At September 30, 2012, accounts receivable includes $151,000 (December 31, 2011: $226,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This long-term offtake agreement has been assigned to EFR as part of the U.S. Mining Division transaction (see note 4). KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at June 2009. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings and require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). As at September 30, 2012, KEPCO’s interest in Denison is approximately 15.08%. Under the strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors (see note 23).

The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets. It also provides KEPCO with a right to participate in certain purchases of substantial assets which Denison proposes to acquire.

Other

During the nine months ended September 30, 2012, the Company has incurred management and administrative service fees and other expenses of $58,000 (nine months ended September 30, 2011: $155,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At September 30, 2012, an amount of $nil (December 31, 2011: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Salaries and short-term employee benefits	$387	$314	$1,162	$1,068
Share-based compensation	240	372	765	1,023

Key management personnel compensation	$627	$686	$1,927	$2,091

22.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

23.	SUBSEQUENT EVENTS

On October 26, 2012 the Company completed a private placement of 4,145,000 flow-through common shares at a price of CAD$1.69 per share for gross proceeds of CAD$7,005,050. The income tax benefits related to this issue are to be renounced to subscribers no later than December 31, 2012.

The October 26, 2012 issue of 4,145,000 flow-through shares has resulted in KEPCO’s share interest in Denison decreasing to approximately 14.92%. Under the strategic relationship agreement with KEPCO (see note 21), KEPCO has until December 28, 2012 to acquire additional common shares of Denison to raise its interest to 15% or more. Failing that, its entitlement to designate two persons to serve as directors to the board will be reduced to one.